[Behringer Harvard Multifamily REIT I, Inc. Letterhead]

August 29, 2008

VIA EDGAR and FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mr. Michael McTiernan and Ms. Angela McHale

Re:	Behringer Harvard Multifamily REIT I, Inc.
Registration Statement on Form S-11, as amended
File No. 333-148414

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, Behringer Harvard Multifamily REIT I, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-captioned Registration Statement in order that the Registration Statement shall become effective at 4:00 P.M. (EST) on September 2, 2008 or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rob Bergdolt at 919-786-2002 or Neil Miller at 202-799-4215 of DLA Piper US LLP, counsel to the Company, with any questions about this acceleration request.  Please notify us when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed.

Very truly yours,

Behringer Harvard Multifamily REIT I, Inc.

By:	/s/ Gerald J. Riehsen, III
Name:	Gerald J. Reihsen, III
Title:	Executive Vice President and Assistant Secretary